March 10, 2010 VIA EDGAR
Randolf W. Katz
United States Securities and Exchange Commission Division of Corporate Finance	direct dial: 714.966.8807 rkatz@bakerlaw.com
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Karl Hiller, Branch Chief

Re:	Eternal Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File Number: 000-50906

Ladies and Gentlemen:

Eternal Energy Corp. (“EERG”) is pleased to conclude its responses to the staff’s comment letters, dated July 1, 2009, August 31, 2009, November 20, 2009, and February 3, 2010.  EERG has previously responded to each comment included in each of the Commission’s previous letters, using correspondence filings, in which each comment was transcribed, and to which EERG provided a specific response.  For the ease of the staff’s review and for continuity purposes, copies of each of the previous response letters are attached to this letter.  Please note that the draft amended documents that accompanied the original response letters have been omitted.  Per your instructions, the amended documents were filed via EDGAR on March 10, 2010.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp
Encls as noted

United States Securities and Exchange Commission
March 10, 2010

On behalf of EERG, the following acknowledgments are made:

a.	EERG is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

c.	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Kirk Stingley
Kirk Stingley, Chief Financial Officer

July 27, 2009

VIA EDGAR	Randolf W. Katz direct dial: 714.966.8807
rkatz@bakerlaw.com
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Karl Hiller, Branch Chief

Re:	Eternal Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File Number: 000-50906

Ladies and Gentlemen:

Eternal Energy Corp. (“EERG”) is pleased to respond to the staff’s July 1, 2009, comment letter.  Each comment has been transcribed, with EERG’s response immediately below.

Form 10-K for the Year Ended December 31, 2008

Controls and Procedures, page 20

1.	Please comply with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of December 31, 2008.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

United States Securities and Exchange Commission
July 24, 2009

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at:  http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these matters, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response:

EERG evaluated its internal control over financial reporting as of December 31, 2008, in accordance with the requirements of Rule 13a-15(c) of Regulation 13A.  The required management’s report on internal control over financial reporting is included in EERG’s amended Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008.

2.
We note that your management has concluded that disclosure controls and procedures were effective as of December 31, 2008.  However management’s failure to provide its report on internal control over financial reporting is evidence of ineffective disclosure controls and procedures.  Under these circumstances, we believe you should add to the disclosure about management’s conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year to clarify that, given the omission of the required disclosure about internal controls over financial reporting, your disclosure controls and procedures were not actually effective at the time of filing your report.  Please contact us by telephone if you require further clarification or guidance.

United States Securities and Exchange Commission
July 24, 2009

Response:

Management did conclude that disclosure controls and procedures were effective as of December 31, 2008, and respectfully does not agree that its failure to include its report on internal control over financial reporting in EERG’s Annual Report on Form 10-K for the Fiscal Year then ended is evidence of ineffective disclosure controls and procedures.  EERG’s disclosure in its amended Annual Report disclosure acknowledges the previous lack of inclusion and clarifies that its disclosure controls and procedures were effective at the time of filing such Annual Report, notwithstanding the omission of the required disclosure about internal controls over financial reporting.

3.
Your disclosure explaining that there have been no changes in your internal controls during the most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting does not comply with Item 308(c) of Regulation of S-K.

This guidance requires that you disclose any change in your internal control over financial reporting (rather than internal controls generally), and address those changes that occurred during the last fiscal quarter (rather than during the most recent fiscal year), that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  Please modify your disclosure accordingly.

Response:

EERG’s amended Annual Report on Form 10-K discloses that there have not been any changes in EERG’s internal control over financial reporting (rather than merely disclosing that there were no changes in its internal controls generally).  Accordingly, such amended Annual Report also provides that there were no such changes that occurred during the last fiscal quarter (rather than during the most recent fiscal year), that materially affected, or were reasonably likely materially to affect, EERG’s internal control over financial reporting.

Exhibits

4.
The certifications of your principal executive officers at Exhibits 31.1 and 31.2 must include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.  Pease amend your filing to include the required certifications.

United States Securities and Exchange Commission
July 24, 2009

Response:

The certifications of EERG’s principal executive officers at Exhibits 31.1 and 31.2, as filed with EERG’s amended Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008, include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

5.
We note your disclosures and financial presentation indicating that you record the sale of interests in prospects as revenue and the costs of prospects sold as operating expenses.  Tell us how your revenue and expense characterization (as opposed to gain or loss), is consistent with the guidance in paragraph 87 of CON 6; and how your accounting for the sale of interests in prospects is consistent with Rule 4-10(c)(6)(i) of Regulation S-X.  As you may know, this guidance generally requires sales to be accounted for as adjustments to the full cost pool unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves for a cost center.

Response:

EERG has both proven and unproven oil and gas properties.  EERG’s one proven property, the West Ranch property in Texas, is the only oil and gas property subject to amortization.  All of EERG’s other properties, which are unproven, are held for either future exploration or resale.  Properties for which known reserves have not yet been determined are referred to as “prospects” within EERG’s financial statements and filing documents.  As noted in its financial statements, EERG occasionally receives and accepts offers to sell individual prospects and all prospects are available for sale should a sufficiently attractive offer be received.  Nonetheless, all prospects are included within the Company’s full cost pool.  However, until exploratory wells are drilled, the acquisition costs associated with prospects are excluded from the Company’s amortization calculation.  At this point in time, EERG has no defined plans to attempt exploratory drilling on any of its current prospects in the near future.

United States Securities and Exchange Commission
July 24, 2009

In each of the years ended December 31, 2008 and 2007, EERG sold one of its prospects, which up until the time of sale were unproven and thus included in the full cost pool but excluded from amortization.  Once the prospect was sold, the capitalized costs were moved from the group excluded from amortization to the amortizable group.  EERG did not record the sales of the unproven prospects as an adjustment to capitalized costs because the gain on the sale would have significantly altered the relationship between capitalized costs and proved reserves of oil and gas in the United States cost center.  However, since in each instance the gain on the sale of the prospect (sales price less capitalized costs related to the prospect) exceeded more than 25% — 37% in 2007 and 41% in 2008 — of the amortizable cost base, EERG recorded the transaction on the statement of operations, showing revenue in the amount of the sales price and ‘cost of prospect sold’ in the amount of the related capitalized costs.  In our attached amended financial statements, the revenue and cost of prospect sold have been netted and presented as ‘Gain on sale of unproven prospect’ in accordance with Reg S-X Rule 4-10(c)(6)(i).

6.
We also note that you recognize spud fee revenue once the drilling commences.  Tell us how the timing of your recognition of spud fee revenue is consistent with the following revenue recognition criteria, as set forth in SAB Topic 13.1:

•	Persuasive evidence of an arrangement exits,
•	Delivery has occurred or services have been rendered,
•	The seller’s price to the buyer is fixed or determinable, and
•	Collectability is reasonable assured.

Please also identify the documents in which you have filed the agreements governing your spud fee revenue arrangements in the exhibit listing on page 28.

If you have not filed these agreements, please submit them with your reply and file them as exhibits to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

In connection with its sale of its 5% equity interest in Pebble Petroleum in 2007, EERG received the contractual right to receive spud fees in connection with the initial drilling of eight exploratory wells on oil and gas leases owned by Pebble Petroleum.  EERG recognized spud fee revenues for each of these wells when it received written notification from the owners of Pebble Petroleum that initial drilling activities had commenced.  The amount of spud fees earned by EERG were stipulated in the Letter Agreement dated February 28, 2007, by and between Eternal Energy Corp., et al, which is incorporated by reference as Exhibit 10.19 in the Company’s 2007 10-K.  At the time the spud fee revenue was recorded, collectability was not a concern due to the perceived financial strength of the paying company.  As of the date of this letter, substantially all of the spud fees have been collected by EERG.

United States Securities and Exchange Commission
July 24, 2009

The financial statements included in EERG’s March 31, 2009 10-Q contained the following disclosure:

“As of March 31, 2009, all eight of the initial wells have been drilled, for which the Company has earned $2,000,000 in spud fees.  As a result of the litigation described in Note 6, as of March 31, 2009, the purchaser is holding $750,000 in spud fees owed to the Company in escrow until the legal matter is resolved.  The Company does not believe that there is any merit to the claims asserted in the litigation and expects that the spud fees due to the Company will be collected.  The timeframe for the settlement of this lawsuit is uncertain and, accordingly, the receivable has been classified as non-current.

“In May 2009, the Company collected $730,000 of spud fees receivable that were previously held in escrow (Note 5).  A portion of the funds were used to settle amounts owed to Rover Resources in connection with the Company’s working interest in the Pebble Beach Prospect, totaling $444,835 (Note 5).”

EERG believes that this disclosure adequately discusses the collectability of the spud fees owed EERG as of the balance sheet date.

Oil and Gas Properties, page F-8

7.
We note your disclosure indicating that you use the full cost method of accounting for your oil and gas properties.  Please address the following observations in relation to your application of the full cost method of accounting for your oil and gas properties:

a)
You state that you group your properties based on geographic location because you occasionally sell interests in mineral rights, and you mention on page 3 that you conduct activities in the North Sea, Nevada and Canada.

Please modify your disclosure to clarify how your determination of cost centers in consistent with Rule 4-10(c)(1) of Regulation S-X, which requires establishing cost centers on a county-by-country basis under the full cost methodology.  Please understand that grouping costs of properties by country is a general requirement of the full cost rules and is not dependent on having occasional sales.

b)	You disclose that you do not capitalize interest or internal costs related to your investments in oil and gas properties.

United States Securities and Exchange Commission
July 24, 2009

We expect companies using the full cost methodology to adhere to the guidance on interest capitalization in FIN 33, and to follow the guidance pertaining to the capitalization of costs associated with acquisition, exploration and development activities in Rule 4-10(c)(2) of Regulation S-X.

Please clarify your disclosure about your accounting for interest and internal costs under the full cost methodology as necessary and with sufficient details to understand your policy and advise us of the accounting and disclosure revisions that you believe would be necessary to comply with the guidance.

c)
You indicate that you expense dry hole costs if economically recoverable reserves are not discovered in a prospect.  Under the full cost rules, these costs would need to be included in the amortization base immediately upon determination that the well is dry, following the guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X.  Once included in the amortization base, theses costs are handled differently than those which are not when conducting the ceiling test.

Please submit the disclosure that you propose to clarify your handling of these costs and advise us of any changes that you would need to make to your accounting to comply with this guidance.  Please include details sufficient to understand the nature of costs included in your amortization base, and the manner by which you evaluate your capitalized costs for impairment.

Response:

EERG has modified its disclosure in Note 3 to clearly state that EERG’s cost centers which are established on a country-by-country basis and consist of the United States, Canada and the North Sea.  EERG has further modified its disclosure in Note 3 to address the accounting treatment afforded to interest and internal costs under the full cost method.  All interest and internal costs are capitalized, so long as those costs can be directly identified with acquisition, exploration, and development activities undertaken.  Although EERG’s initial filing discussed the potential capitalization of interest costs, EERG has not incurred any interest costs to date.  The modified disclosure more clearly states EERG’s oil and gas accounting policy and addresses the requirements of S-X Rule 4-10.

EERG has also modified the table included Note 6 to provide information on a cost center (country-by-country) basis.

United States Securities and Exchange Commission
July 24, 2009

EERG has revised the disclosure in Notes 3 and 6 to clarify the accounting treatment of costs incurred when proven reserves have not yet been identified for a particular prospect.  EERG has inserted an additional disclosure in Note 6 regarding capitalized costs incurred that are subject to amortization and capitalized costs that are excluded from amortization.  EERG has provided additional disclosure in Note 6 which identifies the nature of costs excluded from amortization, as well as an expanded table showing the types of costs included in our amortization base (e.g., the West Ranch property).  EERG’s properties are now grouped by cost center and by the manner with which EERG evaluates its capitalized costs for impairment.

Accounting for Shared-Based Compensation, page F-9

8.
We note your disclosure stating that you adopted SFAS 123(R) on January 1, 2006 using the modified prospective method.  It is unclear why you also disclosed the pro forma net loss and the basic and diluted earning per share for 2007 (restated) and 2008.  We would generally expect pro forma disclosures for any period for which an income statement is presented prior to the adoption of SFAS 123 (R).  Tell us the manner by which you have calculated the pro forma information and explain how your presentation is consistent with the guidance in paragraph 74 of SFAS 123(R), if that is your view.

Response:

Prior to January 1, 2006, EERG accounted for stock options, as permitted by SFAS 123, under the intrinsic value method described in APB 25.  Under the intrinsic value method, no share-based employee compensation cost is recorded when the exercise price is equal to, or higher than, the market value of the underlying common stock on the date of grant.  As of December 31, 2008 and for the two years then ended, there still remained stock options outstanding that were accounted for under APB 25.

The table showing the pro forma information was included to present the effect on the statement of operations had these stock options been accounted for using SFAS 123(R) rather than APB 25.

Note 6 – Oil and Gas Properties, page F-15

9.
Please provide the disclosures required under Rule 4-10(c)(7)(ii) of Regulation S-X, including the current status of unproved properties for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in the amortization computation, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

United States Securities and Exchange Commission
July 24, 2009

Response:

As discussed in the response to SEC comment 7, EERG has modified Note 6 to clarify oil and gas property costs (by cost center) that are excluded from amortization, the nature of such costs and the periods in which the costs were incurred.  EERG has also modified the narrative portion of Note 6 which, on an unproven property-by-property basis, describes the current status of each property and the anticipated timing of the occurrence of activities which will cause the property’s costs to be included in the amortization computation.  Currently, due to lack of adequate financing, none of EERG’s unproven properties are scheduled for exploration.

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-26

10.	Please disclose the following information about your oil and gas activities to comply with paragraph 18 to 23 and paragraph 33 of SFAS 69:

•	Capitalized costs relating to oil and gas producing activities at December 31, 2008;
•	Cost incurred in oil an gas property acquisition, exploration and development activities for the year ended December 31, 2008 and 2007;
•	Aggregate change in the standardized measure of discounted future net cash flows during 2008.

Response:

As of December, 31, 2008, EERG had only one producing property, located in Jackson County, Texas.  The capitalized costs associated with the West Ranch property are disclosed in Note 6 (Oil and Gas Properties) to the December 31, 2008 financial statements (page F-15).

Note 6 to EERG’s 2008 financial statements includes a roll-forward schedule of exploration costs for the years ended December 31, 2008 and 2007.  The Note has been amended to include exploration costs for the year ended December 31, 2007, as well as acquisition-related information for both 2007 and 2008.

Note 12 to EERG’s financial statements summarizes the standardized measure of discounted future net cash flows as of December 31, 2008.  Note 12 has been amended to include information as of December 31, 2007, as well as to identify the change in the standardized measure of discounted future net cash flows from year to year.  Given the limited production that occurred during 2008, the vast majority of the change in standardized measure of discounted future net cash flows from December 31, 2007 to December 31, 2008 was due to significant declines in oil and gas prices during 2008.

United States Securities and Exchange Commission
July 24, 2009

Form 10-Q for the Quarter Ended March 31, 2009

Exhibits

11.
The certification of your principal executive officers at Exhibits 31.1 and 31.2 must include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.  Please amend your filing to include the required certifications.

Response:

The certifications of EERG’s principal executive officers at Exhibits 31.1 and 31.2, as filed with EERG’s amended Annual Report on Form 10-Q for the Quarter ended March 31, 2009, include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.

Engineering Comments

Business, page 3

Starting in May 2007….page 4

12.
We note your disclosure stating “Ryder-Scott Co., a Houston based petroleum engineering firm, has reviewed the property and ascribed 900,000 barrels of proved undeveloped reserves to the Glasscock formation at an approximate depth of 5,600 feet.”  Please furnish to us the reserve engineering report in support of your statement and Ryder-Scott’s consent to be cited in your document.

Response:

EERG has obtained a written consent from Ryder-Scott, dated July 23, 2009, granting permission to refer to Ryder-Scott, and the referenced report prepared by Ryder-Scott, in EERG’s amended 10-K for the years ended December 31, 2008.  The report is attached as Exhibit 10.23 and the consent is attached as Exhibit 23.1 to the amended 10-K filing.

The Company has also expanded its disclosure regarding the Ryder-Scott report to comply with SEC reporting standards.

13.
We note your statement, “In December 2007, initial work to implement a 4 well pilot waterflood of the Glasscock formation was commenced.  This work was expected to be completed by the end of January 2008; however, field work performed to date has required further study for proper well-bore stimulation of the water injection wells.  Current plans call for completion of the pilot program well work by the end of 2009, at which time water injection should begin.”

United States Securities and Exchange Commission
July 24, 2009

Please explain to us (i) how this project has associated proved secondary reserves if it requires a pilot program; and (ii) why the reservoir water injectivity was not determined prior to your attribution of proved reserves.

Response:

EERG has attributed proved secondary reserves to the property for the following reasons:

(i)
The property owned by EERG is contiguous with the main West Ranch field, which was successfully waterflooded in the Glasscock during the 1960’s.  At that time, wells on EERG’s property which were completed in the Glasscock reservoir showed positive production response to the adjacent waterflooding efforts, which clearly demonstrated the technical feasibility of secondary recovery in EERG’s area.

(ii)	The oil in the Glasscock is very light and has a low viscosity at reservoir conditions creating an oil / water mobility ratio favorable for waterflooding.

(iii)	Wells completed in the Glasscock reservoir on EERG’s property have consistently flowed both oil and water, demonstrating a high flow capacity (and hence injection capacity) for these fluids.

(iv)	Analysis of core taken from the Glasscock reservoir on EERG’s property shows sufficient permeability to support a successful waterflooding effort.

The information presented above, when considered in conjunction with the Ryder-Scott engineering report, provides an appropriate basis for attributing proved secondary reserves to the project.  The pilot program disclosed in EERG’s 10-K filings does not refer to a project intended to demonstrate the technical feasibility of waterflooding but, rather, refers to the 1st phase of the planned field-wide waterflood.  It is EERG’s intention to stimulate an increase oil production in the Phase I area to generate revenue which will then be used to fund the expansion of the field-wide waterflood.  EERG has modified its disclosure to clarify the nature of the “pilot” waterflood project and its intentions with respect to funding subsequent phases of the waterflood project.

As discussed above, EERG believed that there were numerous reasons to expect water injectivity adequate to support a waterflood and was surprised by the low injectivity measured in the two pilot area injectors.  Further research into the field’s long history revealed that a previous owner of these two wells may have, at one time, used them as sites for disposal of drilling mud wastes, thus damaging the Glasscock formation in the near wellbore area.  EERG is working with service companies to develop options for stimulating these two injectors by sand-frac’ing beyond the zone of damage.  It is EERG’s opinion that specific, reversible injectivity issues with the two wells do not represent a condition requiring any modification to our reserves attributed to the property overall.

United States Securities and Exchange Commission
July 24, 2009

Financial Statements

Note 12 - Supplemental Oil and Gas Information (Unaudited), page F-26

14.
We note your disclosure of proved oil reserves and proved developed oil reserves.  In light of your disclosures on pages 9 and F-19, indicating there is substantial doubt about your ability to continue as a going concern, it appears that you do not have access to financing for the $2.2 million that you disclose for development costs of the waterflood project.  The fact that you shut in your production due to low commodity prices (page 12) contradicts your claim to proved developed reserves based on that production.

Please furnish to us the technical information that provides conclusive support for the reasonable certainty of the recovery of these volumes.  This information may include the items requested above.  Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
Attn:  Ronald M. Winfrey

Response:

As disclosed in the financial statements accompanying the 2008 10-K and the March 31, 2009 10-Q, EERG does not currently have sufficient cash on hand to fund the entire cost of the waterflood project.  However, EERG’s assets include receivables and deposits, the collection of which would be sufficient to fund a significant portion of the waterflood activities.  Furthermore, EERG’s management believes that it has the ability to raise or borrow additional capital, as necessary, to proceed with the waterflood project if and when the economic conditions merit.

As discussed in Management’s Discussion and Analysis in both the 2008 10-K and the March 31, 2008 10-Q, EERG elected to temporarily shut in its West Ranch wells not only due to falling oil prices but also to divert operating capital to fund its defense of the Zavanna litigation.  EERG’s management has always viewed the decision to shut in the wells as a temporary decision.  At this time, EERG has no intention of permanently plugging or abandoning the wells and fully expects to re-open the wells at some point in the future.

United States Securities and Exchange Commission
July 24, 2009

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of EERG, the following acknowledgments are made:

•	EERG is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

•	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Kirk Stingley
Kirk Stingley, Chief Financial Officer

November 3, 2009 VIA EDGAR
Randolf W. Katz
United States Securities and Exchange Commission Division of Corporate Finance	direct dial: 714.966.8807 rkatz@bakerlaw.com
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Karl Hiller, Branch Chief

Re:	Eternal Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
SEC Response Letter Dated August 13, 2009
File Number: 000-50906

Ladies and Gentlemen:

Eternal Energy Corp. (“EERG”) is pleased to respond to the staff’s August 13, 2009, comment letter.  Each comment has been transcribed, with EERG’s response immediately below.

Form 10-K for the Year Ended December 31, 2008

General

1.
Please include an explanatory note with a brief summary describing the nature of the revisions and directing readers to those sections of your filing where revisions are being made and where further details are provided.

United States Securities and Exchange Commission
November 3, 2009

Response:

EERG has included an explanatory paragraph in its amended Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 stating that certain revisions have been made to the previously filed 10-K and directing readers to the specific sections within the amended Annual Report on Form 10-K where the revisions appear.  EERG has further included explanatory paragraphs within Item 7: Management’s Discussion and Analysis or Report of Operation and Item 8: Financial Statements and Supplemental Data that summarize the nature of the changes made to the document and the effects of the changes on EERG’s results of operations for the years ended December 31, 2008 and 2007 and for the three-month periods ended March 31, 2009 and 2008.

2.
We understand that you will be providing additional information concerning your disclosure of reserves in response to our prior engineering comments and consistent with our phone discussion on August 11, 2009.  We will continue our review of your reserves disclosures after receiving that information.

Response:

As requested, EERG has provided copies of certain documents and/or other pertinent information relative to EERG’s oil and gas reserves as of December 31, 2008 and 2007 to the SEC’s engineering department.  Specifically, EERG has provided information with respect to the number of wells located on the property, the proposed methodology for extracting the reserves associated with these well and the estimated costs associated with acquiring and implementing the equipment necessary for production.  EERG anticipates funding the acquisition of the necessary production equipment primarily through overriding royalty revenues received from its Saskatchewan holdings.  EERG began receiving monthly royalty payments in June 2009.  EERG’s management believes that the monthly royalty payments will be sufficient to fund the waterflood activities going forward.

In addition, EERG has further revised its disclosures regarding its proven reserves to clarify its rationale for shutting in certain wells and why EERG believes that the temporary shutting in of such wells does not negatively impact the economic viability of the reserves.  EERG believes that the documentation provided adequately supports its claim of proven reserves related to the West Ranch property.

Controls and Procedures, page 20

3.
We note your response to prior comment 2, stating that you believe that your disclosure controls procedures were effective as of December 31, 2008 even though you omitted the required disclosure about internal control over financial reporting initially.  However, you have provided no explanation in support of your position.  If you continue to believe that you have formulated an appropriate view, we suggest that you contact us by telephone prior to submitting your next reply.  We reissue prior comment 2.

United States Securities and Exchange Commission
November 3, 2009

Response:

EERG has included explanatory paragraphs in its amended Form 10-K for the year ended December 31, 2008 and amended Form 10-Q/A for the three-month period ended March 31, 2009, in which EERG acknowledges that it failed to include required disclosure regarding its internal controls over financial reporting and that this omission is an indication that such controls were not effective as of the date of the filings.  EERG further states that it has subsequently implemented controls designed to prevent a future recurrence of this omission and management’s belief that adequate controls over the remaining portions of EERG’s financial reports were effective.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

4.
We note your response to prior comment 5, explaining that you did not record sales of unproved properties as adjustments to the full cost pool because the gains recognized on the sales exceeded more than 25% of the amortizable cost base.  However, you have conflicting information in your response and proposed disclosure about your handling of property costs in computing these gains.  Specifically, you describe the gain as “sales price less capitalized costs related to the prospect,” while also stating “capitalized costs were moved from the group excluded from amortization to the amortizable group.”  There are also inconsistencies between the “impairments and sales” amounts appearing in the table you are proposing to add on page F-18, and the corresponding components shown in your Statements of Operations and referenced in the text.

As we understand the two sales you have described, neither involved sales of interests in properties with proved oil and gas reserves.  Therefore, it is unclear why you would be comparing the gains to the costs that are subject to amortization in deciding whether to recognize the gains in your Statements of Operations.  We understand that you will be providing further details to our engineer in conjunction with this review, pertaining to your reserve reporting as of December 31, 2007 and 2008.  The resolution of that matter may implicate your accounting.  In the meantime, please address the following points.

(a)
Tell us the extent to which you would expect an impact on the amortization rate if you recorded proceeds from the sales against the pool of costs that are not subject to amortization (i.e. the unproved property costs), rather than against the property costs that are associated with your proved reserves.

United States Securities and Exchange Commission
November 3, 2009

(b)
Given that your sale in 2007 was a 15% equity interest in Pebble Petroleum, Inc., explain why you believe that investment would be properly accounted for under the full cost rules, rather than the cost or equity methods of accounting for investments in common stock described in APB 18.

(c)
Submit the calculations that you performed in determining the gains reported in 2007 and 2008, including details sufficient to show how it compares to the methodology prescribed in Rule 4-10(c)(6)(i) of Regulation S-X, specifically as it relates to determining the cost of the properties sold.  It should be clear how you have identified and accounted for such costs in cording these transactions.

(d)
Modify your disclosures to include additional details of the various transactions described for each period, including the particular dates of acquisitions and the amounts and form of consideration exchanged in each instance.

Response:

EERG has revised its accounting treatment with respect to proceeds received from the sale of its Utah oil and gas prospect.  Under the revised treatment, EERG has reallocated the costs associated with its unproven oil and gas prospects to specific, individual prospects based on their relative estimated fair market values as of the date of the Utah prospect’s disposition.  Applying the net proceeds from the sale to the reallocated costs further reduces the reported cost of the pool of unproven properties, which is not subject to amortization, and results in a smaller gain being recognized on the disposition of the prospect.  A copy of the cost reallocation and gain calculations is supplementally furnished with this letter.

As requested, EERG has modified its disclosure regarding the acquisition and disposition of its oil and gas prospects in its amended Annual Report on Form 10-K/A.  In addition, EERG has further modified its disclosures regarding the accounting treatment afforded to oil and gas prospects.  The additional disclosure discusses the revised accounting treatment and indicates that such treatment does not affect the amortization rate associated with EERG’s proven reserves, as the sale oil and gas prospects did not contain any proven reserves and, as such, were excluded from the amortizable pool.

As noted in the notes to the financial statements, EERG acquired a 15% of the then outstanding voting stock of Pebble Petroleum (“Pebble”).  Subsequent capital transactions completed by Pebble diluted this ownership interest to 5%.  Because EERG’s owned less than 20% of the voting stock of Pebble and because EERG was not in a position to exert significant influence or control over Pebble, it was determined that EERG’s investment in Pebble should be accounted for under the Cost Method.

United States Securities and Exchange Commission
November 3, 2009

During the time in which EERG owned an equity interest in Pebble, Pebble’s assets consisted almost entirely of interests in oil and gas properties.  As such, management originally determined that EERG’s investment in Pebble was more appropriately classified as a working interest in the underlying oil and gas properties owned by Pebble.  Accordingly, EERG’s investment was classified as oil and gas properties, not subject to amortization, on EERG’s balance sheet.  In response to the SEC’s comments, EERG has subsequently removed the Pebble investment from its full cost pool and reclassified the investment as an equity investment.  Under the cost method, the difference between the amount of gross proceeds received upon the sale of EERG’s investment in Pebble and the underlying cost of EERG’s investment has been presented as a gain on the sale of an equity interest on EERG’s statement of operations for the year ended December 31, 2007.

5.
We note that you have proposed a revised presentation of certain activity on your Statements of Operations in response to prior comment 5.  We understand that you would be replacing the gross presentation of revenues and expenses associated with your 2008 sale of an interest in unproved oil and gas properties, and the 2007 sale of investment in Pebble Petroleum Inc., with a net presentation of gains on both transactions.  You have disclosure stating that you received proceeds of $1,190,135 in 2008 and $877,353 in 2007 in closing these transactions.  Tell us why these amounts would not need to be presented as investing activities in your Statements of Cash Flows to comply with SFAS 95.

Response:

EERG has modified its presentation of proceeds received from the sale of its investment in Pebble and certain oil and gas properties on EERG’s statement of cash flows to reflect the receipt of such proceeds as investing activities.

Accounting for Shared-Based Compensation, page F-9

6.
We note your response to prior comment 8, explaining that you disclose pro forma net loss and the basic and diluted earning per share for 2007 (restated) and 2008 because you still have outstanding stock options that are being accounted for under APB 25.

However, you disclose on page F-11 that you adopted SFAS 123(R) on January 1, 2006, using the modified prospective method.  This method is described in paragraph 74 of SFAS 123(R).  It requires that you recognize compensation cost for that portion of unvested awards that were outstanding upon adoption of the Standard as the requisite service is rendered on or after the effective date.

United States Securities and Exchange Commission
November 3, 2009

The stock compensation expense that you recognize under SFAS 123(R) for awards which had been issued while APB 25 was in effect should be based on the grant-date fair value of those awards as had been calculated for the pro forma disclosures.  If you were following this guidance, no pro form presentation would be necessary or meaningful subsequent to your adoption date because your financial statements would reflect the appropriate stock compensation expense for all awards.

Response:

EERG has modified its accounting treatment for stock options issued under APB 25 to comply with the guidelines of SFAS 123(R).  Specifically, EERG has prospectively recognized compensation expense for all for options issued prior to January 1, 2006, the date on which EERG adopted SFAS 123(R), over the remaining vesting term of the options.  The recognition of this expense has resulted in an increase in stock-based compensation expense of $76,282, $98,884 and $94,597 for the years ended December 31, 2008, 2007 and 2006, respectively.  Accordingly, EERG has removed the pro forma tables that were previously presented in its Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the three-month period ended March 31, 2009, as such presentations are no longer necessary.

Note 12 – Supplemental Oil and Gas Information (unaudited), page F-26

7.
We note that you continue to be missing disclosures that are required to comply with SFAS 69.  If you are able to demonstrate support for the oil and gas reserves that you have claimed as of December 31, 2007 and 2008, you will need to provide the additional information required by this Standard.  For example, we would anticipate tabular disclosures showing the changes in your oil and gas reserves for 2007 and 2008, and changes in your standardized measure of discounted future net cash flows for 2007 and 2008 to comply with paragraphs 11 and 33.  We would also expect you to resolve an apparent labeling problem on page F-30, where you have two different estimates of total proved oil reserves as of December 31, 2008.  Finally, you would need to disclose the reasons for all significant changes in your oil and gas reserves; and disclosure information about the property for which you were reporting gas reserves, indicating the status of this property and stating the reasons for there being no production of the gas reserves.

Response:

EERG has expanded its disclosure relative to oil and gas reserves and the standardized measure of such reserves to include the information required by SFAS 69.  The expanded disclosure includes tabular presentation of the change in reserves / standardized measure from year to year, as well as discussion regarding the status of certain oil and gas properties for which reserves have been reported but from which no current year production has occurred.

United States Securities and Exchange Commission
November 3, 2009

Subsequent Filing

EERG is has attached to this letter its draft, amended Form 10-Q for the quarter ended June 30, 2009, which draft conforms it to EERG’s other draft, amended Exchange Act filings, also attached to this letter.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of EERG, the following acknowledgments are made:

•	EERG is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

•	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Kirk Stingley
Kirk Stingley, Chief Financial Officer

December 18, 2009 VIA EDGAR
Randolf W. Katz
United States Securities and Exchange Commission Division of Corporate Finance	direct dial: 714.966.8807 rkatz@bakerlaw.com
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Karl Hiller, Branch Chief

Re:	Eternal Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
SEC Response Letter Dated August 13, 2009
File Number: 000-50906

Ladies and Gentlemen:

Eternal Energy Corp. (“EERG”) is pleased to respond to the staff’s comment letter, dated November 20, 2009.  Each comment has been transcribed, with EERG’s response immediately below.

Form 10-K for the Year Ended December 31, 2008 (Draft)

General

1.
We note that you did not comply with prior comment 1, in which we asked you to include in your explanatory note a brief description of the revisions that are being made.  The particular revisions should be identified as should the specific pages where further details are provided.  We reissue prior comment 1.

United States Securities and Exchange Commission
December 18, 2009

Response:

EERG has expanded its explanatory paragraph in its amended Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 to include a brief description of the errors identified and specific page references where the effects of the correction of these errors on the 2008 financial statements can be found.  EERG has further included explanatory paragraphs within Item 7:  Management’s Discussion and Analysis or Report of Operation and Item 8: Financial Statements and Supplemental Data that summarize the nature of the changes made to the document and the effects of the changes on EERG’s results of operations for the years ended December 31, 2008.

2.
Please submit draft amendments that are marked to show all revisions made in response to the earlier comments and any additional revisions that are necessary to resolve the concerns outlined in this comment letter.  Please ensure that all amendments to your interim reports reflect all revisions necessary to consistently resolve the comments written on your annual report.

Response:

EERG has attached the following amendments to this letter:

•	Draft, amended Form 10-K for the year ended December 31, 2008;
•	Draft, amended Form 10-Q for the quarter ended March 31, 2009; and
•	Draft, amended Form 10-Q for the quarter ended June 30, 2009.

All draft, amended documents have been marked to indicate all revisions made by EERG in response to all current and previous comments received from the SEC relating to these documents.

In addition, EERG has attached a draft, amended Form 10-Q for the quarter ended September 30, 2009, which incorporates revisions made to the prior period reports, as identified above.  EERG believes that all revisions requested by the SEC have been consistently incorporated into the amended, subsequent filings, as necessary.

Controls and Procedures, page 20

3.
We note that you have proposed additional clarifying language in response to prior comment 3, stating that your internal controls over financial reporting were ineffective as of December 31, 2008 due to omission of the required disclosure.  We had understood from our phone conference that you would be clarifying that after considering this omission it was evident that your disclosure controls and procedures were not actually effective at the time of filing your report, notwithstanding your earlier conclusion.  Please revise accordingly.

United States Securities and Exchange Commission
December 18, 2009

Response:

EERG has included additional discussion within the section of its amended Form 10-K for the year ended December 31, 2008 and amended Form 10-Q/A for the three-month period ended March 31, 2009, titled “Management’s Report on Internal Control Over Financial Reporting” in which EERG acknowledges that its failure to include specific disclosure regarding its internal controls over financial reporting is an indication that EERG’s disclosure controls and procedures were, in fact, not effective as of the date of the original filings.

EERG has stated that it has subsequently implemented controls designed to prevent a future recurrence of this omission and management’s belief that adequate controls over the remaining portions of EERG’s financial reports were effective.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.
We expect that Kelly & Company will need to update the audit opinion and expand the explanatory paragraph to mention that the financial statements as of and for the year ended December 31, 2008 were also restated.

Response:

Upon final acceptance by the SEC of the draft, amended Form 10-K for the year ended December 31, 2008, EERG will obtain an updated audit report from Kelly & Company, which will be dual-dated to reflect the date that their original opinion was rendered, as well as the date on which the amended financial statements were reviewed and approved.  The revised, draft audit report received from Kelly & Company includes expanded language regarding the subsequent restatement of the 2008 audited financial statements.

Note 2 – Correction of Errors and Reclassifications, page F-8

5.
Please expand your disclosure to quantify the adjustments required for each error described, and include the previously reported and restated amounts, details about the revisions impacting your statements of cash flows, and all corrections to the 2008 financial statements.  Please revisit all disclosures in the filing and modify all headers to columnar information that includes restated amounts for any period or any date to include a “restated” label in the column header.

United States Securities and Exchange Commission
December 18, 2009

Response:

EERG has expanded its disclosure in each of the draft, amended reports attached to this letter, to include additional information regarding the nature of the errors and the impact of the subsequent corrections on its financial statements.  In addition, the column headings for all 2008 columnar information that was amended have been revised to indicate as such.

Engineering Comments

Properties, page 10

6.
In our November 19, 2009 telephone conference, you stated that your principal leases in the SW Extension of the West Ranch field expired August 2009.  The third party reserve report that you subsequently furnished us indicated your proved reserves at September 30, 2009 had been reduced to 25% of the year-end 2008 figures.

Please disclose the details of this expiry, including the figures for both year-end 2008 and September 30, 2009, in your third quarter 2009 Form 10-Q.

Response:

As discussed in a teleconference with Mr. Ronald Winfrey on November 20, 2009, prior to August 1, 2008, the reserves associated with EERG’s interest in the SW Extension of the West Ranch Field were held by production.  In June 2008, the wells located on the West Ranch property were shut in.  In accordance with regulations set forth by the Texas Railroad Commission, reserves may be held by production for a period of ninety (90) days subsequent to the cessation of production from such wells.  In August 2008, the Operator of the West Ranch property successfully negotiated lease extensions for each of the West Ranch leases.  The lease extensions stipulated that certain of these leases would be maintained by EERG up to and through August 1, 2009, regardless of whether any actual production from the wells occurred during that time.  The extended leases expired on August 1, 2009.

Subsequent to the aforementioned November 19, 2009 teleconference, EERG determined that, given the expiration of certain leases included in the West Ranch property, it is unlikely that EERG will pursue the recompletion of the existing wells located on the remaining West Ranch leases.  Because it is now apparent that there is no “reasonable certainty” that future production from these wells will occur, EERG has opted not to recognize the remaining oil and gas reserves previously associated with the West Ranch property.  In the absence of any recognized reserves, EERG has fully impaired its investment in the West Ranch Field as of September 30, 2009.

United States Securities and Exchange Commission
December 18, 2009

EERG has disclosed the expiration of the aforementioned leases and the full impairment of the West Ranch Property in its Form 10-Q for the quarter ended September 30, 2009.

7.
Tell us the basis for the disclosure on page 10 of your 2008 Form 10-K stating “We own a 75% working interest in the SW Extension of the West Ranch field in Jackson County, Texas.  This property includes approximately 1,000 gross and net acres that is principally held by production.”  If you are not able to substantiate this assertion, submit the revisions that you propose to fairly reflect the nature of your interest.

Response:

EERG has modified its disclosure in the amended 2008 Form 10-K to remove the statement that the reserves were held by production.  As indicated in the response to Comment #6, EERG fully impaired its investment in the West Ranch field as of September 30, 2009, citing the loss of the associated reserves due to the expiration of the lease extensions.

Supplemental Oil and Gas Information (Unaudited), page F-26

8.
We note your disclosure stating “The Company has retained Walter L. Peterson P.E., (“Peterson”), an independent petroleum engineering consultant and registered Professional Engineer, to determine its annual estimate of oil and gas reserves.”

However, we could find no confirmation of a professional engineering license for Mr. Peterson.  The description as a “registered Professional Engineer” implies that certain technical standards have been met.

As the performance of engineering on an independent, third party basis requires an engineering license, please advise us as to his status in this regard.  If he does not possess a current engineering license, revise your disclosures accordingly.

Response:

EERG has learned that Mr. Peterson’s status as a “registered Professional Engineer” lapsed in 2007.  Accordingly, EERG has revised its disclosure to remove any reference to Mr. Peterson being a registered Professional Engineer from the amended Form 10-K for the year ended December 31, 2008.

United States Securities and Exchange Commission
December 18, 2009

EERG has attached to this letter its Form 10-Q for the quarter ended September 30, 2009, which has been conformed to EERG’s other draft, amended Exchange Act filings, also attached to this letter.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of EERG, the following acknowledgments are made:

a.	EERG is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

c.	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Kirk Stingley
Kirk Stingley, Chief Financial Officer

February 24, 2010 VIA EDGAR
Randolf W. Katz
United States Securities and Exchange Commission Division of Corporate Finance	direct dial: 714.966.8807 rkatz@bakerlaw.com
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Karl Hiller, Branch Chief

Re:	Eternal Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
SEC Response Letter Dated August 13, 2009
File Number: 000-50906

Ladies and Gentlemen:

Eternal Energy Corp. (“EERG”) is pleased to respond to the staff’s comment letter, dated February 3, 2010.  Each comment has been transcribed, with EERG’s response immediately below.

Amended Form 10-K for the Year Ended December 31, 2008 (Draft)

Controls and Procedures, page 20

1.
We note that you have proposed additional clarifying language in response to prior comment 3, stating that your disclosure controls and procedures were not fully effective due to omission of the required disclosure.  Please further revise your conclusion to clarify that your disclosures controls and procedures were not effective rather than not fully effective, as there is no provision for asserting gradients of effectiveness under Item 307 of Regulation S-K.

United States Securities and Exchange Commission
February 24, 2010

Response:

EERG has modified its conclusion to state that its disclosure controls and procedures were not effective, rather than not fully effective, as requested.

2.
We note that you propose to conclude that your internal control over financial reporting was ineffective due to the omission of certain language from the certifications and your failure to provide management’s report on internal control over financial reporting.  However, both of these reasons are examples of how your disclosure controls and procedures were not effective; rather than your internal control over financial reporting.  We suggest that you modify your disclosure to reposition these points to your discussion about the reasons your disclosure controls and procedures were not effective.

We believe that you have other examples of how your internal controls over financial reporting were not effective.  These include the accounting errors listed in your explanatory note and which are discussed in Note 2 to your restated financial statements.  We suggest that you mention these items when explaining why your internal controls over financial reporting were not effective.

The language in your proposed disclosure stating that you believe internal controls over financial reporting “…as they related to the remainder of the 2008 Annual Report on Form 10-K, were effective as of the date of the original filing” should be removed as your disclosure alternatives pertaining to effectiveness under Item 308T of Regulation S-K are either effective or not effective.

Given the accounting errors and considering the dates these were brought to your attention and the timing of your restatement, it is clear that the weaknesses in your internal control over financial reporting had not been resolved as of December 31, 2008, or even in advance of filing your three subsequent interim reports.

Response:

EERG has modified and repositioned its comments relating to the omission of certain language from the officer certifications and the inadvertent omission of management’s report on internal control over financial reporting to the section titled “Disclosure Controls and Procedures” within Item 9A(T).

In “Management’s Report on Internal Control Over financial Reporting,”, EERG has added additional disclosure that references the accounting errors listed in the explanatory note and that are discussed in Note 2 to the financial statements.

EERG has modified the disclosures contained in its amended Form 10-K and in each of its subsequent amended Forms 10-Q to state that, while no changes were made to its internal controls over financial reporting during the period being reported, changes were made during the fourth quarter of 2009 to prevent such future omissions and errors from occurring.

United States Securities and Exchange Commission
February 24, 2010

Note 3 – Summary of Significant Accounting Policies, page F-13

3.
We note you have disclosure in the third paragraph under this heading, and in the corresponding disclosures in your interim reports, indicating that you conduct the ceiling test on an annual basis.  The ceiling test should be conducted as of the end of each period covered in your annual and interim reports to comply with Rule 4-10(c)(4) of Regulation S-X.  Please modify your accounting policy and the related disclosure accordingly and advise us of any changes that you would need to make to your historical financial statements to be consistent with this guidance.

Response:

EERG has modified its disclosure to indicate that ceiling tests are performed as of the last day of each reporting period.  EERG has performed ceiling test calculations for each of the interim periods during 2008 and 2009 and concluded that that no impairments existed as of any interim reporting dates prior to September 30, 2009, the date on which EERG wrote-off its investment in the West Ranch Field.

Form 10-Q for the Quarter ended September 30, 2009

Financial Statements

General

4.	We note the following inconsistencies that you should address:

•
The Statements of Operations and related footnotes for the three month and six month period periods ended March 31, 2009 and June 30, 2009 are labeled as “restated” even though no revisions appear for those periods.

•	The Balance Sheets for the period ended March 31, 2009 and June 30, 2009 should be labeled as “unaudited”.

•
The disclosures in Note 2 in the second quarter report pertaining to the six months ended June 30, 2008 are missing the sale of prospects line item shown in your original report and improperly shows an amount previously reported as gain on sale of oil and gas property.

United States Securities and Exchange Commission
February 24, 2010

•
The disclosures in Note 2 to the second and third quarter report pertaining to general and administrative expenses reported for the six month period ended June 30, 2008 and the nine month period ended September 30, 2008 do not agree with the amounts originally reported for these periods.

Response:

EERG has removed the label “restated” from any information included in its March 31, 2009 and June 30, 2009 financial statements that was not, in fact, revised from its prior filings.

EERG has added the label “unaudited” to its balance sheets for the periods ended March 31, 2009 and June 30, 2009.

EERG has revised the disclosure in Note 2 of its financial statements for the six-month period ended June 30, 2009 to include the sale of prospects line item shown in EERG’s original report and to correct the amount reported as gain on sale of oil and gas property.

EERG has revised its disclosure in Note 2 of its financial statements for the sixth-month period ended June 30, 2009 and the nine-month period ended September 30, 2009 as they relate to changes in general and administrative expenses for the respective period.  However, please note that a portion of this change is also due to reclassifications that were made to conform the 2008 figures to the current year presentation.

Note 3 – Summary of Significant Accounting Policies, page F-13

Oil and Gas Properties, page F-14

5.
Please make the changes related to your ceiling test accounting and policy disclosure necessary to comply with the corresponding comment written on your annual report above.  Please contact us by telephone in advance of filing your amendments if you require further clarification or guidance.

Response:

EERG has modified its disclosure to indicate that ceiling tests are performed as of the last day of the each period being reported.  EERG has performed ceiling test calculations for each of the interim periods during 2008 and 2009 and concluded that that no impairments existed as of any interim reporting dates prior to September 30, 2009, the date on which EERG wrote-off its investment in the West Ranch Field.

United States Securities and Exchange Commission
February 24, 2010

Controls and Procedures, page 12

6.
We note that you indicate in your response letter that you have subsequently implemented controls designed to prevent a future recurrence of the disclosure omission pertaining to your internal controls over financial reporting.  We understand that you had undertaken these measures after filing your interim report for the quarter ended September 30, 2009; and we see that you continue to assert that there has been no change in your internal control over financial reporting in your draft amendments for your annual report and subsequent interim reports.

When filing your annual report for the year ended December 31, 2009, you may discuss these changes to your disclosure controls and procedures, in addition to any changes to your internal control over financial reporting that you had implemented as of year-end, in the course of resolving the accounting errors and ensuring there is not a recurrence of similar errors in the future.

After concluding that your disclosure controls and procedures; and your internal control over financial reporting were not effective, we expect you would need to implement and identify in your disclosure the changes in your internal control over financial reporting that allow you to later conclude that disclosure controls and procedures; and internal control over financial reporting are effective.

Therefore, we believe that you should augment the disclosures in each of your three subsequent interim reports presently reflecting your earlier conclusions that disclosure controls and procedures were effective, to clarify that in light of the accounting errors and ineffective internal controls over financial reporting, your disclosure controls and procedures were not actually effective.

In you intend to conclude that disclosure controls and procedures; and internal controls over financial reporting are effective when filing your annual report for the year ended December 31, 2009, we would expect to see a discussion of the changes that were made to your internal controls over financial reporting that resolve prior difficulties and allow you to arrive at that conclusion.

Response:

EERG has revised its disclosures regarding management’s conclusions on the effectiveness of EERG’s internal controls over financial reporting and disclosure controls and procedures to state that, in light of the subsequent discovery of the accounting errors and disclosure omissions, these controls were, in fact, not effective at the time that the financial statements were initially issued.

EERG intends to discuss changes that were made to its disclosure controls / procedures and internal controls over financial reporting during 2009, and how such changes have resolved prior reporting difficulties, in its annual report for the year ended December 31, 2009.

United States Securities and Exchange Commission
February 24, 2010

EERG has attached draft amendments for all Exchange Act filings addressed in the aforementioned comments.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of EERG, the following acknowledgments are made:

a.	EERG is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

c.	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Kirk Stingley
Kirk Stingley, Chief Financial Officer